

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 2, 2009

Mr. Vinod Bhandawat
Chief Financial Officer
Sterlite Industries (India) Limited
Vendata, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
India

> **Re:** **Sterlite Industries (India) Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **Filed July 10, 2009**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **File No. 001-33175**

Dear Mr. Bhandawat:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     Sincerely,

     Karl Hiller
     Branch Chief